UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	July	2024
Commission File Number	001-41722

METALS ACQUISITION LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St. St. Helier, Jersey, JE49WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒              Form 40-F  ☐

METALS ACQUISITION LIMITED

On July 1, 2024, Metals Acquisition Limited (the "Company") appointed Computershare Inc. and its affiliate Computershare Trust Company, N.A. (together with Computershare Inc., “Computershare”) as its new transfer agent, replacing Continental Stock Transfer & Trust Company ("CST"), effective as of July 1, 2024.

In connection with such appointment, the Company entered into the First Amendment to the Warrant Agreement ("Amendment No. 1 to the Warrant Agreement"), dated as of July 1, 2024, by and among the Company, Computershare, and CST, pursuant to which, Computershare replaced CST as the warrant agent.

The foregoing description of the Amendment No. 1 to the Warrant Agreement is not complete and is subject to, and qualified in its entirety, by reference to the Amendment No. 1 to the Warrant Agreement, a copy of which is attached hereto as Exhibit 4.1, and the terms of which are incorporated by reference herein.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
4.1	Amendment No. 1 to the Warrant Agreement, dated July 1, 2024 by and among the Company, Continental Stock Transfer & Trust Company, and Computershare Inc. and its affiliate Computershare Trust Company, N.A., as warrant agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED
(Registrant)

Date:	July 1, 2024	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer